SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Vale S.A.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

91912E105(1)

(CUSIP Number)

Luciano Siani Pires
Praia de Botafogo, nº 186 – 18º andar

22250-145 Rio de Janeiro, RJ, Brazil

Tel. 55 21 3485-6774

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1)  The CUSIP number is for the American Depositary Shares relating to the Common Shares.

CUSIP No.	91912E105	13D/A

1	NAMES OF REPORTING PERSONS BNDES Participações S.A. — BNDESPAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,363,316,161 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 188,496,276 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,363,316,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% (4) (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)  The Reporting Person may be deemed, for purposes of this Amendment No. 3 to Schedule 13D (the “Amendment”), a member of a group with Banco Nacional de Desenvolvimento Econômico e Social — BNDES, Litel Participações S.A., Litela Participações S.A., Bradespar S.A. and Mitsui & Co., Ltd. only with respect to the Common Shares it beneficially owns that are subject to the shareholders’ agreement described in Item 4 of the Schedule 13D filed on August 24, 2018, as amended by Amendment No. 1 to the Schedule 13D filed on September 25, 2018 and by Amendment No. 2 to the Schedule 13D filed on December 28, 2018 with the SEC (the “Schedule 13D”).

(2)   Includes the aggregate number of common shares, no par value (the “Common Shares”) of Vale S.A. (the “Issuer”) with respect to which the Reporting Person may be deemed to share voting power pursuant to the shareholders’ agreement described in Item 4 of the Schedule 13D.

(3)   Includes the aggregate number of Common Shares directly beneficially owned by the Reporting Person.

(4)  Percentages are calculated based on 5,129,910,942 Common Shares issued and outstanding as of June 30, 2020, as reported in the Issuer’s report of foreign private issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on July 28, 2020 (the “Form 6-K”).

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1	NAMES OF REPORTING PERSONS Banco Nacional de Desenvolvimento Econômico e Social — BNDES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (5) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,363,316,161 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 188,496,276 (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,363,316,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% (7) (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(5)  As the sole shareholder of BNDES Participações S.A. — BNDESPAR, the Reporting Person may be deemed, for purposes of this Amendment, a member of a group composed of BNDES Participações S.A. — BNDESPAR, Litel Participações S.A., Litela Participações S.A., Bradespar S.A. and Mitsui & Co., Ltd. only with respect to the Common Shares directly beneficially owned by BNDES Participações S.A. — BNDESPAR that are subject to the shareholders’ agreement described in Item 4 of the Schedule 13D.

(6)   Includes the aggregate number of Common Shares directly beneficially owned by BNDES Participações S.A. — BNDESPAR. The Reporting Person may be deemed an indirect beneficial owner of such Common Shares as the sole shareholder of BNDES Participações S.A. — BNDESPAR.

(7)  Percentages are calculated based on 5,129,910,942 Common Shares issued and outstanding as of June 30, 2020, as reported in the Issuer’s Form 6-K.

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1	NAMES OF REPORTING PERSONS Bradespar S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (8) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,363,316,161 (9)
	9	SOLE DISPOSITIVE POWER 293,907,266 (10)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,363,316,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% (11) (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(8)  The Reporting Person may be deemed, for purposes of this Amendment, a member of a group with Litel Participações S.A., Litela Participações S.A., Banco Nacional de Desenvolvimento Econômico e Social — BNDES, BNDES Participações S.A.—BNDESPAR and Mitsui & Co., Ltd. only with respect to the Common Shares it beneficially owns that are subject to the shareholders’ agreement described in Item 4 of the Schedule 13D.

(9)  Includes the aggregate number of Common Shares of Vale S.A. with respect to which the Reporting Person may be deemed to share voting power pursuant to the shareholders’ agreement described in Item 4 of the Schedule 13D.

(10)  Includes the aggregate number of Common Shares of Vale S.A. directly held by the Reporting Person.

(11)  Percentages are calculated based on 5,129,910,942 Common Shares issued and outstanding as of June 30, 2020, as reported in the Issuer’s Form 6-K.

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1	NAMES OF REPORTING PERSONS Litel Participações S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (12) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,363,316,161(13)
	9	SOLE DISPOSITIVE POWER 74,832,355 (14)
	10	SHARED DISPOSITIVE POWER 0.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,363,316,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% (15) (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(12)  The Reporting Person may be deemed, for purposes of this Amendment, a member of a group with Litela Participações S.A., Bradespar S.A., Banco Nacional de Desenvolvimento Econômico e Social — BNDES, BNDES Participações S.A.—BNDESPAR and Mitsui & Co., Ltd. only with respect to the Common Shares it beneficially owns that are subject to the shareholders’ agreement described in Item 4 of the Schedule 13D.

(13)  Includes the aggregate number of Common Shares of Vale S.A. with respect to which the Reporting Person may be deemed to share voting power pursuant to the shareholders’ agreement described in Item 4 of the Schedule 13D.

(14)  Includes the aggregate number of Common Shares of Vale S.A. held directly by the Reporting Person.

(15)  Percentages are calculated based on 5,129,910,942 Common Shares issued and outstanding as of June 30, 2020, as reported in the Issuer’s Form 6-K.

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1	NAMES OF REPORTING PERSONS Litela Participações S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (16) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,363,316,161 (17)
	9	SOLE DISPOSITIVE POWER 519,733,209 (18)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,363,316,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% (19) (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(16)  The Reporting Person may be deemed, for purposes of this Amendment, a member of a group with Litel Participações S.A., Bradespar S.A., BNDES Participações S.A.—BNDESPAR, Banco Nacional de Desenvolvimento Econômico e Social — BNDES and Mitsui & Co., Ltd. only with respect to the Common Shares it beneficially owns that are subject to the shareholders’ agreement described in Item 4 of the Schedule 13D.

(17)  Includes the aggregate number of Common Shares of Vale S.A. with respect to which the Reporting Person may be deemed to share voting power pursuant to the shareholders’ agreement described in Item 4 of the Schedule 13D.

(18)  Includes the aggregate number of Common Shares of Vale S.A. held directly by the Reporting Person.

(19)  Percentages are calculated based on 5,129,910,942 Common Shares issued and outstanding as of June 30, 2020, as reported in the Issuer’s Form 6-K.

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1	NAMES OF REPORTING PERSONS Mitsui & Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (20) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,363,316,161 (21)
	9	SOLE DISPOSITIVE POWER 286,347,055 (22)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,363,316,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% (23) (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(20)  The Reporting Person may be deemed, for purposes of this Amendment, a member of a group with Litel Participações S.A., Litela Participações S.A., BNDES Participações S.A.—BNDESPAR, Banco Nacional de Desenvolvimento Econômico e Social — BNDES and Bradespar S.A. only with respect to the Common Shares it beneficially owns that are subject to the shareholders’ agreement described in Item 4 of the Schedule 13D.

(21)  Includes the aggregate number of Common Shares of Vale S.A. with respect to which the Reporting Person may be deemed to share voting power pursuant to the shareholders’ agreement described in Item 4 of the Schedule 13D.

(22)  Includes the aggregate number of Common Shares of Vale S.A. directly held by the Reporting Person.

(23)  Percentages are calculated based on 5,129,910,942 Common Shares issued and outstanding as of June 30, 2020, as reported in the Issuer’s Form 6-K.

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INTRODUCTORY NOTE

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended, this Amendment No. 3 to the Schedule 13D (this “Amendment”) amends certain items of the Schedule 13D for the common shares, no par value (the “Common Shares”), of Vale S.A. (the “Issuer”), filed on August 24, 2017 with the U.S. Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 to the Schedule 13D filed on September 25, 2018 with the SEC and as amended by Amendment No. 2 to the Schedule 13D filed on December 28, 2018 with the SEC (the “Schedule 13D”).  All capitalized terms contained but not otherwise defined in this Amendment have the meanings given to such terms in the Schedule 13D.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This statement is filed by the persons listed below (the “Reporting Persons”):

(1)         BNDES Participações S.A. — BNDESPAR (“BNDESPAR”), a company duly organized and existing in the Federative Republic of Brazil.  The address of BNDESPAR’s principal executive office is Av. República do Chile, 100 - Centro, Rio de Janeiro, R.J. - CEP: 20.031-917.

(2)         Banco Nacional de Desenvolvimento Econômico e Social — BNDES (“BNDES”), a Brazilian state-owned development bank and the sole shareholder of BNDESPAR.  The address of BNDES’s principal executive office is Av. República do Chile, 100 - Centro, Rio de Janeiro, R.J. - CEP: 20.031-917.

(3)         Bradespar S.A. (“Bradespar”), a company duly organized and existing in the Federative Republic of Brazil.  Bradespar is a holding company with investments in Brazil.  The address of Bradespar’s principal executive office is Avenida Paulista, 1450, 9º andar, 01310-917 São Paulo, SP Brazil.

(4)         Litel Participações S.A. (“Litel”), a company duly organized and existing in the Federative Republic of Brazil.  Litel is a holding company whose primary shareholders are certain Brazilian pension funds.  Litel was organized to hold an equity participation in Vale.  The address of Litel’s principal executive office is Rua da Assembleia, nº 10, 37º andar, 3701, parte, 20011-901 Rio de Janeiro, RJ, Brazil.

(5)         Litela Participações S.A. (“Litela”), a company duly organized and existing in the Federative Republic of Brazil.  Litela is a holding company whose primary shareholders are certain Brazilian pension funds.  The address of Litela’s principal executive office is Rua da Assembleia, nº 10, 37º andar, 3701, parte, 20011-901 Rio de Janeiro, RJ, Brazil.

(6)         Mitsui & Co., Ltd. (“Mitsui”), a company duly organized and existing in Japan. Mitsui is primarily engaged in the business of worldwide trading of various commodities. The address of Mitsui’s principal executive office is 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo, 100-8631, Japan.

Certain information required by this Item 2 is provided in Exhibit 1, which is incorporated by reference herein for each executive officer and director of each Reporting Person as of the date of the latest transaction required to be reported in this statement, August 4, 2020.

None of the Reporting Persons nor, to the respective Reporting Person’s best knowledge, any of their respective directors or executive officers as of the date of the latest transaction required to be reported in this statement, August 4, 2020, has, during the five years preceding such date, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Other than as set forth in Exhibit 1, none of the Reporting Persons nor, to the respective Reporting Person’s best knowledge, any of their respective directors or executive officers as of the date of the latest transaction required to be

CUSIP No.	91912E105	13D/A

reported in this statement, August 4, 2020, has, during the five years preceding such date, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source of Funds.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information in Item 4 is incorporated by reference herein to the extent applicable.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Between December 2018 and January 2020, Litel and/or Litela carried out the following transactions:

•                  In transactions on December 7, 2018 and August 12, 2019, Litel distributed to its shareholders 32,709,876 and 95,167,645 Common Shares, respectively, as payment of interest on equity.

•                  On September 9, 2019, Litel transferred 808,746,864 Common Shares to Litela as part of Litel’s partial spin-off of Litela. As a result of this transfer of Common Shares, Litela became part of the Vale Agreement. Additionally, Litel ceased to be the sole shareholder of Litela and disposed of its beneficial ownership over Litela’s Common Shares in the Issuer.

•                  On January 24, 2020, Litela transferred 386,040,325 Common Shares held by it to Litela’s shareholders as a result of its capital reduction approved on November 14, 2019.

From January 2, 2019 to January 11, 2019, BNDESPAR disposed of 16,039,700 Common Shares. Additionally, on August 4, 2020, BNDESPAR disposed of an aggregate of 135,000,000 Common Shares.

Because the distributions to Litel shareholders completed in August 2019 represented, in the aggregate, a disposition of more than 1% of the total number of Common Shares of the Issuer (based on 5,128,283,194 Common Shares of the Issuer issued and outstanding as of June 30, 2019, as reported in the Issuer’s report of foreign private issuer on Form 6-K furnished to the SEC on August 1, 2019), this Amendment is required as of August 12, 2019.

After giving effect to the transactions described above, the Reporting Persons share voting power over, and thus may be deemed to beneficially own, directly and indirectly, 1,363,316,161 Common Shares, or 26.6% of the issued and outstanding Common Shares, based on 5,129,910,942 Common Shares issued and outstanding as of June 30, 2020. For more information, see Item 5.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, from time to time, take such actions regarding that investment as they deem appropriate. These actions may include, subject to the terms of the Vale Agreement: (i) acquiring or disposing of Common Shares and/or other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of Common Shares (collectively, “Securities”) in the open market or otherwise, including in connection with business development transactions or financing commitments in relation thereto; (ii) engaging in any hedging or similar transactions with respect to the Securities; or (iii) proposing or considering one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. In determining whether to carry out any of the above-mentioned actions, the Reporting Persons may consider factors such as the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the Common Shares, conditions in the securities market and general economic and industry conditions.

Other than as described above in this Item 4 and in Item 6 or as set forth in the Vale Agreement, none of the Reporting Persons nor, to any Reporting Person’s best knowledge, any of the persons listed in Exhibit 1 hereto, currently has any plan or proposal which relates to or would result in any of the transactions described in Item 4 of Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)  After giving effect to the transactions described in Item 4, the Reporting Persons share voting power over, and thus may be deemed to beneficially own, directly and indirectly 1,363,316,161 Common Shares, or 26.6% of the issued and outstanding Common Shares. The Reporting Persons may also be deemed to be members of a Section 13(d) group with respect to such 1,363,316,161 Common Shares.  Although it is not a party to the Vale Agreement, BNDES may also be deemed a member of the Section 13(d) group based on its indirect beneficial ownership of the Common Shares directly beneficially owned by BNDESPAR.

The Reporting Persons have direct beneficial ownership interests in the following Common Shares. Except as between BNDESPAR and BNDES, the Reporting Persons do not have shared dispositive power with respect to any of these Common Shares.

	Common Shares Directly Owned(1)
	Number	% of Class
BNDESPAR(2)(3)	188,496,276	3.7%
BNDES(3)	0	0%
Bradespar(2)	293,907,266	5.7%
Litel(2)(4)	74,832,355	1.4%
Litela(2)(4)	519,733,209	10.1%
Mitsui(2)	286,347,055	5.6%

(1) All percentages are based on 5,129,910,942 Common Shares issued and outstanding as of June 30, 2020.

(2)  The Vale Agreement binds 20.3% of the totality of Vale’s Common Shares, but the Reporting Persons undertake to vote any additional Vale shares that they own in accordance with the terms of the Vale Agreement. Accordingly, each Reporting Person may be deemed to be a beneficial owner of the aggregate number of Common Shares owned by all Reporting Persons.

(3) As the sole shareholder of BNDESPAR, BNDES may be deemed an indirect beneficial owner of the Common Shares directly beneficially owned by BNDESPAR.

(4) As a result of its partial spin-off of Litela, Litel is no longer the sole shareholder of Litela and thus does not have beneficial ownership over Litela’s Common Shares in Vale.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in paragraph 5(a), none of the Reporting Persons has sole voting power over any Common Shares, each Reporting Person has shared voting power with respect to 1,363,316,161 Common Shares, and:

(i)                                       Neither BNDESPAR nor BNDES has sole dispositive power with respect to any of the Common Shares. BNDESPAR and BNDES have shared dispositive power with respect to 188,496,276 Common Shares.

(ii)                                    Bradespar has sole dispositive power with respect to 293,907,266 Common Shares.

(iii)                                 Litel has sole dispositive power with respect to 74,832,355 Common Shares.

(iv)                                Litela has sole dispositive power with respect to 519,733,209 Common Shares.

(v)                                   Mitsui has sole dispositive power with respect to 286,347,055 Common Shares.

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(c) No transactions in the Common Shares, other than the ones described herein, were effected by any Reporting Person in the sixty days prior to August 4, 2020, the date of the latest transaction reported in this statement.

(d) Not applicable.

(e) Not applicable.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1:  List of Executive Officers and Directors of each Reporting Person as of the date of the latest transaction required to be reported in this statement, August 4, 2020 (filed herewith).

Exhibit 2: Joint Filing Agreement of the Reporting Persons (filed herewith).

Exhibit 3: English Translation of Power of Attorney of BNDESPAR (filed herewith).

Exhibit 4: Vale Agreement, dated August 14, 2017 (filed with the Schedule 13D).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2020

BNDES Participações S.A. — BNDESPAR

/s/ Paulo Castor de Castro
By: Paulo Castor de Castro
Title: Chefe de Departamento - AED/DEMEC

/s/ Pablo Valente de Souza
By: Pablo Valente de Souza
Title: Superintendente - AMC

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2020

Banco Nacional de Desenvolvimento Econômico e Social — BNDES

/s/ Paulo Castor de Castro
By: Paulo Castor de Castro
Title: Chefe de Departamento - AED/DEMEC

/s/ Pablo Valente de Souza
By: Pablo Valente de Souza
Title: Superintendente - AMC

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2020

Bradespar S.A.

/s/ Fernando Jorge Buso Gomes
By: Fernando Jorge Buso Gomes
Title: Chief Executive Officer

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2020

Litel Participações S.A.

/s/ Carlos Eduardo Reich Sampaio
By: Carlos Eduardo Reich Sampaio
Title: Chief Executive Officer

/s/ Marcelle Santos Vasconcellos
By: Marcelle Santos Vasconcellos
Title: Officer

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2020

Litela Participações S.A.

/s/ Carlos Eduardo Reich Sampaio
By: Carlos Eduardo Reich Sampaio
Title: Chief Executive Officer

/s/ Marcelle Santos Vasconcellos
By: Marcelle Santos Vasconcellos
Title: Officer

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2020

Mitsui & Co., Ltd.

/s/ Yukio Takebe
By: Yukio Takebe
Title: Executive Vice President

Exhibit 1

List of Executive Officers and Directors of BNDESPAR

The following information is provided for each of the directors and executive officers of BNDESPAR as of the date of the latest transaction required to be reported in this Amendment, August 4, 2020.

•                  name,

•                  residence or business address,

•                  present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and

All of the following persons are citizens of the Federative Republic of Brazil.

Directors as of August 4, 2020

Name	Residence or Business address	Present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted
Marcelo Serfaty	Av. República do Chile, 100 - Centro, Rio de Janeiro, R.J. - CEP: 20.031-917	Chairman
William George Lopes Saab	Same as above	Director
Juan Pedro Jensen Perdomo	Same as above	Director
Mansueto Facundo de Almeida Jr.	Same as above	Director
Waldery Rodrigues Jr.	Same as above	Director
Walter Baere de Araújo Filho	Same as above	Director
Heloisa Belotti Bedicks	Same as above	Director
João Laudo de Camargo	Same as above	Director
Fábio de Barros Pinheiro	Same as above	Director

Executive Officers as of August 4, 2020

Name	Residence or Business address	Present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted
Gustavo Henrique Moreira Montezano	Av. República do Chile, 100 - Centro, Rio de Janeiro, R.J. - CEP: 20.031-917	President
Ricardo Barros	Same as above	Executive Officer
Angela Lins	Same as above	Executive Officer
Bianca Nasser	Same as above	Executive Officer
Fábio Abrahão	Same as above	Executive Officer
Saulo Puttini	Same as above	Executive Officer
Leonardo Cabral	Same as above	Executive Officer
Petrônio Cançado	Same as above	Executive Officer
Claudenir Pereira	Same as above	Executive Officer
Bruno Laskowsky	Same as above	Executive Officer

Before becoming an executive officer of BNDESPAR, Mr. Barros, in his capacity as a director of Brasil Telecom S.A. (“BT”), received an advertência, or warning, from Brazil’s national securities commission, the Comissão de Valores Mobiliários (“CVM”), in 2016 in an administrative proceeding brought by the CVM, which alleged insufficient due diligence by the board of directors of BT in reviewing irregularities by BT in its hiring of an outside consulting firm. The advertência, which is considered the least restrictive sanction under applicable law for the alleged offense, involved no monetary penalties or injunctions.

List of Executive Officers and Directors of BNDES

The following information is provided for each of the directors and executive officers of BNDESPAR as of the date of the latest transaction required to be reported in this Amendment, August 4, 2020.

•                  name,

•                  residence or business address,

•                  present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and

All of the following persons are citizens of the Federative Republic of Brazil.

Directors as of August 4, 2020

Name	Residence or Business address	Present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted
Marcelo Serfaty	Av. República do Chile, 100 - Centro, Rio de Janeiro, R.J. - CEP: 20.031-917	Chairman
William George Lopes Saab	Same as above	Director
Juan Pedro Jensen Perdomo	Same as above	Director
Mansueto Facundo de Almeida Jr.	Same as above	Director
Waldery Rodrigues Jr.	Same as above	Director
Walter Baere de Araújo Filho	Same as above	Director
Heloisa Belotti Bedicks	Same as above	Director
João Laudo de Camargo	Same as above	Director
Fábio de Barros Pinheiro	Same as above	Director

Executive Officers as of August 4, 2020

Name	Residence or Business address	Present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted
Gustavo Henrique Moreira Montezano	Av. República do Chile, 100 - Centro, Rio de Janeiro, R.J. - CEP: 20.031-917	President
Ricardo Barros	Same as above	Executive Officer
Angela Lins	Same as above	Executive Officer
Bianca Nasser	Same as above	Executive Officer
Fábio Abrahão	Same as above	Executive Officer
Saulo Puttini	Same as above	Executive Officer
Leonardo Cabral	Same as above	Executive Officer
Petrônio Cançado	Same as above	Executive Officer
Claudenir Pereira	Same as above	Executive Officer
Bruno Laskowsky	Same as above	Executive Officer

List of Executive Officers and Directors of Bradespar

The following information is provided for each of the directors and executive officers of Bradespar as of the date of the latest transaction required to be reported in this Amendment, August 4, 2020.

•                  name,

•                  residence or business address,

•                  present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and

All of the following persons are citizens of the Federative Republic of Brazil.

Directors as of August 4, 2020

Name	Residence or Business address	Present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted
Luiz Carlos Trabuco Cappi	Núcleo Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900	Chairman
Carlos Alberto Rodrigues Guilherme	Núcleo Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900	Vice Chairman
Denise Aguiar Alvarez	Núcleo Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900	Board Member
João Aguiar Alvarez	Núcleo Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900	Board Member
Milton Matsumoto	Núcleo Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900	Board Member
Alexandre da Silva Gluher	Núcleo Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900	Board Member
Josué Augusto Pancini	Núcleo Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900	Board Member
Maurício Machado de Minas	Núcleo Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900	Board Member
Fernando Jorge Buso Gomes	Avenida Paulista, 1450, 9º andar, 01310-917 São Paulo, SP Brazil	Board Member
José Luiz Osório de Almeida Filho	Núcleo Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900	Board Member

Executive Officers as of August 4, 2020

Name	Residence or Business address	Present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted
Fernando Jorge Buso Gomes	Avenida Paulista, 1450, 9º andar, 01310-917 São Paulo, SP Brazil	Chief Executive Officer
Johan Albino Ribeiro	Avenida Paulista, 1450, 9º andar, 01310-917 São Paulo, SP Brazil	Executive Officer

List of Executive Officers and Directors of Litel

The following information is provided for each of the directors and executive officers of Litel as of the date of the latest transaction required to be reported in this Amendment, August 4, 2020.

•                  name,

•                  residence or business address,

•                  present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and

All of the following persons are citizens of the Federative Republic of Brazil.

Directors as of August 4, 2020

Name	Residence or Business address	Present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted
Arthur Prado Silva	Praia de Botafogo, nº 501, 4º andar, Rio de Janeiro — RJ — CEP 22250-040	Chairman of Litel; Executive Manager of PREVI - Caixa de Previdência dos Funcionários do Branco do Brasil (“Previ”)
Gilmar Dalilo Cezar Wanderley	Praia de Botafogo, nº 501, 4º andar, Rio de Janeiro — RJ — CEP 22250-040	Board Member of Litel; Manager of Securities Interests of Previ
João Ernesto Lima Mesquita	Praia de Botafogo, nº 501, 4º andar, Rio de Janeiro — RJ — CEP 22250-040	Board Member of Litel; Manager of Securities Interests of Previ

Executive Officers as of August 4, 2020

Name	Residence or Business address	Present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted
Carlos Eduardo Reich Sampaio	Rua da Assembleia, nº 10, 37º andar, 3701, parte	CEO - Chief Executive Officer of Litel and Investor Relations Officer
Marcelle Santos de Vasconcellos	Rua da Assembleia, nº 10, 37º andar, 3701, parte	Officer of Litel

List of Executive Officers and Directors of Litela

The following information is provided for each of the directors and executive officers of Litela as of the date of the latest transaction required to be reported in this Amendment, August 4, 2020.

•                  name,

•                  residence or business address,

•                  present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and

All of the following persons are citizens of the Federative Republic of Brazil.

Directors as of August 4, 2020

Name	Residence or Business address	Present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted
Arthur Prado Silva	Praia de Botafogo, nº 501, 4º andar, Rio de Janeiro — RJ — CEP 22250-040	Chairman of Litela and Litel; Executive Manager of PREVI - Caixa de Previdência dos Funcionários do Branco do Brasil (“Previ”)
Gilmar Dalilo Cezar Wanderley	Praia de Botafogo, nº 501, 4º andar, Rio de Janeiro — RJ — CEP 22250-040	Board Member of Litela and Litel; Manager of Securities Interests of Previ
João Ernesto Lima Mesquita	Praia de Botafogo, nº 501, 4º andar, Rio de Janeiro — RJ — CEP 22250-040	Board Member of Litela and Litel; Manager of Securities Interests of Previ

Executive Officers as of August 4, 2020

Name	Residence or Business address	Present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted
Carlos Eduardo Reich Sampaio	Rua da Assembleia, nº 10, 37º andar, 3701, parte	CEO - Chief Executive Officer of Litela and Litel and Investor Relations Officer
Marcelle Santos de Vasconcellos	Rua da Assembleia, nº 10, 37º andar, 3701, parte	Officer of Litela and Litel

List of Executive Officers and Directors of Mitsui

The following information is provided for each of the directors and executive officers of Mitsui as of the date of the latest transaction required to be reported in this Amendment, August 4, 2020.

•                  name,

•                  residence or business address,

•                  present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and

All of the following persons, except Mr. Samuel Walsh and Ms. Jenifer Rogers are citizens of Japan.  Mr. Samuel Walsh is a citizen of Australia and Ms. Jenifer Rogers is a citizen of United States of America.

Directors as of August 4, 2020

Name	Residence or Business address	Present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted
Masami Iijima	2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo, 100-8631, Japan	Representative Director, Chairman of the Board of Directors
Tatsuo Yasunaga	Same as above	Representative Director, President and Chief Executive Officer

Yukio Takebe	Same as above	Representative Director, Executive Vice President
Takakazu Uchida	Same as above	Representative Director, Executive Vice President
Kenichi Hori	Same as above	Representative Director, Senior Executive Managing Officer
Hirotatsu Fujiwara	Same as above	Representative Director, Senior Executive Managing Officer
Yoshio Kometani	Same as above	Representative Director, Senior Executive Managing Officer
Shinichiro Omachi	Same as above	Representative Director, Senior Executive Managing Officer
Miki Yoshikawa	Same as above	Representative Director, Senior Executive Managing Officer
Izumi Kobayashi	Same as above	Director
Jenifer Rogers	Same as above	Director
Samuel Walsh	Same as above	Director
Takeshi Uchiyamada	Same as above	Director
Masako Egawa	Same as above	Director

Executive Officers as of August 4, 2020

Name	Residence or Business address	Present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted
Tatsuo Yasunaga	Same as above	President and Chief Executive Officer; Head of Crisis Management Headquarters
Yukio Takebe	Same as above	Iron & Steel Products Business Unit; Mineral & Metal Resources Business Unit; Energy Business Unit I; Energy Business Unit II
Takakazu Uchida	Same as above

Chief Financial Officer; Corporate Staff Unit (CFO Planning & Administrative Division, Global Controller Division, Finance Division, Risk Management Division, Investor Relations Division, Financial Management & Advisory Division I, II, III, IV); Chairman, Disclosure Committee; Chairman, J-SOX Committee

Kenichi Hori	Same as above	Basic Materials Business Unit; Performance Materials Business Unit; Nutrition & Agriculture Business Unit; Corporate Development Business Unit; Chairman, Portfolio Management Committee
Hirotatsu Fujiwara	Same as above	Chief Human Resources Officer; Chief Compliance Officer; Corporate Staff Unit (Audit & Supervisory Board Member Division, Secretariat,

Human Resources & General Affairs Division, Legal Division, Logistics Strategy Division, New Head Office Building Development Department); Business Continuity Plan Management; Chairman, Compliance Committee; Chairman, Diversity Committee; Head of Emergency Management Headquarters

Yoshio Kometani	Same as above

Chief Digital Information Officer; Integrated Digital Strategy Division; Infrastructure Projects Business Unit; Mobility Business Unit I; Mobility Business Unit II; Energy Solutions Business Unit; IT & Communication Business Unit; Chairman, Information Strategy Committee

Motoo Ono	Same as above	Chief Representative of East Asia Bloc; Chairman of Mitsui & Co. (China) Ltd.
Shinsuke Kitagawa	Same as above	President & CEO of Mitsui Global Strategic Studies Institute
Shinichiro Omachi	Same as above

Chief Strategy Officer; Corporate Staff Unit (Corporate Planning & Strategy Division, Investment Administrative Division, Regional Business Promotion Division, Corporate Communications Division, Corporate Sustainability Division); Domestic Offices and Branches; Regional Blocs; Chairman, Sustainability Committee

Miki Yoshikawa	Same as above	Food Business Unit; Retail Business Unit; Healthcare & Service Business Unit
Hiroyuki Tsurugi	Same as above	Chair & CEO of Mitsui & Co. (Australia) Ltd.; Chair of Mitsui & Co. (N.Z.) Ltd.
Shingo Sato	Same as above	President of Mitsui & Co. (Brasil) S.A.
Osamu Toriumi	Same as above	General Manager of Internal Auditing Division
Motoaki Uno	Same as above	Chief Operating Officer of Asia Pacific Business Unit; CEO of Mitsui & Co. (Asia Pacific) Pte. Ltd.
Hiroshi Meguro	Same as above	Chief Regional Representative in CIS; General Director of Mitsui & Co. Moscow LLC
Koji Nagatomi	Same as above	Country Chairperson in India; Chairperson & Director of MITSUI & CO. INDIA PVT. LTD.; Deputy Chief Operating Officer of Asia Pacific Business Unit; Director & Chief Operating Officer of

Consumer-Centric Business Development Unit, Mitsui & Co. (Asia Pacific) Pte. Ltd.
Sayu Ueno	Same as above	Chief Operating Officer of Americas Business Unit; President and CEO of Mitsui & Co. (U.S.A.), Inc.
Hirohiko Miyata	Same as above	Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit; Managing Director of Mitsui & Co. Europe PLC

Exhibit 2

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this “Agreement”) is made and entered into as of this thirteenth day of October 2020, by and among BNDES Participações S.A. — BNDESPAR, Banco Nacional de Desenvolvimento Econômico e Social — BNDES, Bradespar S.A., Litel Participações S.A., Litela Participações S.A. and Mitsui & Co., Ltd.

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on Schedule 13D or 13G relating to their ownership (direct or otherwise) of any securities of Vale S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil, and any and all amendments thereto and any other document relating thereto (collectively, the “Filings”) required to be filed by them pursuant to the Exchange Act.  Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Each party to this Agreement acknowledges that it shall be responsible for the timely filing of such Filings, and for the completeness and accuracy of the information concerning itself or contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the other parties to this Agreement contained herein or therein.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

BNDES Participações S.A. — BNDESPAR

/s/ Paulo Castor de Castro
By: Paulo Castor de Castro
Title: Chefe de Departamento - AED/DEMEC

/s/ Pablo Valente de Souza
By: Pablo Valente de Souza
Title: Superintendente - AMC

Banco Nacional de Desenvolvimento Econômico e Social — BNDES

/s/ Paulo Castor de Castro
By: Paulo Castor de Castro
Title: Chefe de Departamento - AED/DEMEC

/s/ Pablo Valente de Souza
By: Pablo Valente de Souza
Title: Superintendente - AMC

Litel Participações S.A.

/s/ Carlos Eduardo Reich Sampaio
By: Carlos Eduardo Reich Sampaio
Title: Chief Executive Officer

/s/ Marcelle Santos Vasconcellos
By: Marcelle Santos Vasconcellos
Title: Officer

Litela Participações S.A.

/s/ Carlos Eduardo Reich Sampaio
By: Carlos Eduardo Reich Sampaio
Title: Chief Executive Officer

/s/ Marcelle Santos Vasconcellos
By: Marcelle Santos Vasconcellos
Title: Officer

Bradespar S.A.

/s/ Fernando Jorge Buso Gomes
By: Fernando Jorge Buso Gomes
Title: Chief Executive Officer

Mitsui & Co., Ltd.

/s/ Yukio Takebe
By: Yukio Takebe
Title: Executive Vice President